EXHIBIT 12.1

ADOBE SYSTEMS INCORPORATED
Consolidated Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)	Year Ended
	December 2, 2016	November 27, 2015	November 28, 2014	November 29, 2013	November 30, 2012
Earnings:
Income before provision for income taxes	$1,435,138	$873,781	$361,376	$356,141	$1,118,794
Add: Fixed charges	97,006	90,387	87,720	94,794	94,721
Total earnings	$1,532,144	$964,168	$449,096	$450,935	$1,213,515

Total fixed charges(*)	97,006	90,387	87,720	94,794	94,721
Ratio of earnings to fixed charges	15.8	10.7	5.1	4.8	12.8
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(*)	Fixed charges consist of interest charges, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.
Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.